                                   SCHEDULE TO
                             TENDER OFFER STATEMENT
    UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                             TENDER OFFER STATEMENT
        UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT

                                 AMENDMENT NO. 2

                              COMMAND SYSTEMS, INC.
                       (Name of Subject Company (Issuer))

                               ICICI INFOTECH INC.
                          ICICI ACQUISITION CORPORATION

                      (Names of Filing Persons (Offerors))

                     COMMON STOCK, $0.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)


                                   200903-10-2
                      (CUSIP Number of Class of Securities)

                            ------------------------

                                  V. Srinivasan
                            Managing Director & Chief
                                Executive Officer
                               ICICI Infotech Inc.
                           450 Raritan Center Parkway
                            Edison, New Jersey 08837
                                 (732) 225-4242

                       (Name, Address and Telephone Number
                   of Person Authorized to Receive Notices and
                   Communications on behalf of Filing Persons)

                                    COPY TO:

                             Cheryl V. Reicin, Esq.
                             McDermott, Will & Emery
                              50 Rockefeller Plaza
                          New York, New York 10020-1605
                                 (212) 547-5400

                            CALCULATION OF FILING FEE
               TRANSACTION VALUATION*:                  AMOUNT OF FILING FEE:
                     $41,937,830                               $8,387.57

------------------------
* Estimated for purposes of calculating the amount of the filing fee only.

This calculation assumes the purchase of all outstanding shares of common stock, par value $0.01 per share of Command Systems, Inc. (the "Common Stock" or the "Shares"), at a price per Share of $5.00 in cash, and of all outstanding options to acquire Shares, at a price per Share of $5.00 in cash. As of January 26, 2001, there were (i) 7,659,665 Shares outstanding and (ii) outstanding options to acquire 727,901 Shares from the Company. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50(th) of one percent of the value of the transaction.
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|X|      Check the box if any part of the fee is offset as provided by Rule
         0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount previously paid:   $7,960.00
         Form or registration no.: Schedule TO, File no. 5-56865
         Filing Party:             ICICI Acquisition Corporation and ICICI
                                   Infotech Inc.
         Date Filed:               February 12, 2001

           |_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

                  Check the appropriate boxes below to designate any transactions to which the statement relates:

           |X|    third-party tender offer subject to Rule 14d-1.

           |_|    issuer tender offer subject to Rule 13e-4.

           |_|    going-private transaction subject to Rule 13e-3.

           |_|    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

================================================================================

         This Amendment No. 2 filed on February 27, 2001 amends and supplements the Tender Offer Statement on Schedule TO filed on February 12, 2001, as amended by Amendment No. 1 filed on February 22, 2001 (the "Schedule TO"), relating to the third-party tender offer by ICICI Acquisition Corporation, a Delaware corporation, a wholly owned subsidiary of ICICI Infotech Inc., a Delaware corporation, an indirect majority owned subsidiary of ICICI Limited, a corporation organized under the laws of India, to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, of Command Systems, Inc., a Delaware corporation (the "Company"), at a purchase price of $5.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 12, 2001 (the "Offer to Purchase"), a copy of which is attached to the Schedule TO as Exhibit (a)(1)(A), and in the related Letter of Transmittal, a copy of which is attached to the Schedule TO as Exhibit (a)(1)(B). Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase and the Schedule TO.

         The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Amendment No. 2 to Schedule TO.
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                                   SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      ICICI Infotech Inc.

                                      By:     /s/ V. Srinivasan
                                      -----------------------------------------
                                      Name:  V. Srinivasan
                                      Title: Managing Director

                                      ICICI Acquisition Corporation

                                      By:     /s/ V. Srinivasan
                                      -----------------------------------------
                                      Name:   V. Srinivasan
                                      Title:  Managing Director & Chief
                                              Executive Officer

Date:    February 27, 2001